As filed with the U.S. Securities and Exchange Commission on October 19, 2005

Registration No.  333-12994

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1 TO

FORM F-6

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

For Depositary Shares Evidenced by American Depositary Receipts

MTR Corporation Limited

(Exact name of issuer of deposited securities as specified in its charter)

Not applicable

(Translation of issuer’s name into English)

Hong Kong

(Jurisdiction of incorporation or organization of issuer)

JPMORGAN CHASE BANK, N.A.

(Exact name of depositary as specified in its charter)

4 New York Plaza, 13th Floor, New York, NY 10004
Telephone (212) 623-0636

(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

CT Corporation System
111 Eighth Avenue
New York, New York 10011
(212) 590-9200

 (Address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Scott A. Ziegler, Esq. Ziegler, Ziegler & Associates LLP 570 Lexington Avenue, 44th Floor New York, New York 10022 (212) 319-7600	William Y. Chua, Esq. Sullivan & Cromwell LLP 28 Floor Nine Queen’s Road Central Hong Kong (852) 2826-8688

It is proposed that this filing become effective under Rule 466

☐   immediately upon filing

☐   on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit	Proposed maximum Aggregate offering price	Amount of Registration fee
American Depositary Shares (“ADSs”) each representing ten shares of MTR Corporation Limited	N/A	N/A	N/A	N/A

PART I

INFORMATION REQUIRED IN PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt (“ADR” or “American Depositary Receipt”) included as Exhibit A to the form of Amendment to Deposit Agreement filed as Exhibit (a)(2) to this Registration Statement, which is incorporated herein by reference.

CROSS REFERENCE SHEET

Item 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(1) Name and address of principal executive office of the Depositary	Introductory paragraph
(2) Title of American Depositary Receipts and identity of deposited securities	Face of American Depositary Receipt, top center
Terms of Deposit:
(i) Amount of deposited securities represented by one unit of American Depositary Shares	Face of American Depositary Receipt, upper right corner
(ii) Procedure for voting, if any, the deposited securities	Paragraph (12)
(iii) Collection and distribution of dividends	Paragraphs (4), (5), (7), (10) and (11)
(iv) Transmission of notices, reports and proxy soliciting material	Paragraphs (8), (11) and (12)
(v) Sale or exercise of rights	Paragraph (10)
(vi) Deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (11) and (13)
(vii) Amendment, extension or termination of the Deposit Agreement	Paragraphs (16) and (17)
(viii) Rights of holders of receipts to inspect the transfer books of the Depositary and the list of Holders of receipts	Paragraph (3)
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs (1), (2), (3), (4), (6) and (7)
(x) Limitation upon the liability of the Depositary	Paragraph (14)
(3) Fees and Charges	Paragraph (7)

Item 2.  AVAILABLE INFORMATION

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(b)                                 MTR Corporation is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with the Securities and Exchange Commission (the “Commission”). These reports may be inspected by holders of American Depositary Receipts and copied at public reference facilities maintained by the Commission in Washington, D.C.

Paragraph (8)

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.  EXHIBITS

(a)(1)                    Form of Deposit Agreement among MTR Corporation Limited, JPMorgan Chase Bank, N.A. (fka Morgan Guaranty Trust Company of New York), as depositary (the “Depositary”), and all holders from time to time of ADRs issued thereunder (the “Deposit Agreement”).  Previously filed as an Exhibit to Registration Statement No. 333-12994 which is incorporated herein by reference.

(a)(2)                    Form of Amendment to Deposit Agreement, including the form of ADR, filed as exhibit (a)(2) hereto and incorporated herein by reference.

(b)                                 Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby.  Not Applicable.

(c)                                  Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years.  Not Applicable.

(d)                                 Opinion of counsel to the Depositary, as to the legality of the securities being registered.  Previously filed as Exhibit (d) to Registration Statement No. 333-12994 which is incorporated herein by reference.

(e)                                  Certification under Rule 466.  Not applicable.

(f)                                    Powers of Attorney.  Filed herewith as Exhibit (f).

Item 4.  UNDERTAKINGS

(a)          The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)         If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on October 19, 2005.

Legal entity created by the form of Deposit Agreement for the issuance of ADRs evidencing American Depositary Shares

By:	JPMORGAN CHASE BANK, N.A., as
Depositary

By:	/s/Joseph M. Leinhauser .
Name:	Joseph M. Leinhauser
Title:	Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, MTR Corporation Limited certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized in Hong Kong on October 19, 2005.

MTR CORPORATION LIMITED

By:	/s/Lincoln Leong
Name:	Lincoln Leong
Title:	Finance Director

By:	/s/L B Turk
Name:	L B Turk
Title:	Legal Director and Secretary

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Lincoln K.K. Leong and Leonard B. Turk, jointly and severally, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including pre-effective and post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment to Registration Statement on Form F-6 has been signed by the following persons in the capacities indicated as of  October 19, 2005.

Name	Title

Non-Executive Chairman
Dr. Raymond K.F. Ch’ien

/s/C.K. Chow .	Chief Executive Officer and Member of the Board
C.K. Chow

	*	Member of the Board
Professor Yau-Kai Cheung

Member of the Board
David G. Eldon

	*	Member of the Board
Edward S.T. Ho

	*	Member of the Board
Chung-Hing Lo

	*	Member of the Board
T. Brian Stevenson

	*	Member of the Board
Christine M.S. Fang

Member of the Board
Dr. Sarah S.T. Liao
(Secretary for Environment, Transport
& Works)

Member of the Board
Alan Wong Chi-kong
(Commissioner for Transport)

	*	Member of the Board
Frederick S.H. Ma

	/s/Lincoln K.K. Leong .	Finance Director
Lincoln K.K. Leong

	/s/Jimmy C.C. Lau .	General Manager – Financial Control and Treasury
Jimmy C.C. Lau

*By:	/s/L B Turk
Attorney-in-fact
Name: L B Turk

AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement, or amendment thereto, has been signed on October 19, 2005 by the undersigned as the duly authorized representative of MTR Corporation Limited in the United States.

Puglisi & Associates

By:	/s/Donald J. Puglisi .
Name:	Donald J. Puglisi
Title:	Managing Director

INDEX TO EXHIBITS

Exhibit Number

(a)(2)	Form of Amendment to Deposit Agreement.

(f)	Powers of Attorney